Exhibit 10.66

Employment Offer Letter for Jeff Charney, Chief Marketing Officer

Dear Jeff:

I am excited to make this offer to you to join our executive team as Chief Marketing Officer (CMO). The title of Group President of Marketing will be an equally acceptable title for use in executing your responsibilities. In this role, you will work out of one of our corporate offices on the east side of Cleveland, Ohio, and you will report directly to me. This letter is intended to outline the initial terms of your employment.

Base Salary

Your starting base salary will be $400,000 per year, payable ratably every two weeks. Consistent with the normal cycle of salary reviews for Progressive in the first quarter of 2011, your base salary will be adjusted to $405,000.

Annual Incentive Compensation

Progressive has a “Gainshare” program for paying annual incentive compensation and every employee is a participant. The program is central to employee compensation, as well as our shareholder dividend policy. Based on some significant underlying detail, the concept is relatively simple – gain is measured by increases in the number of policyholders at predetermined levels of profitability. We evaluate separately our four primary lines of business (Agent Auto, Direct Auto, Special Lines and Commercial Auto), breaking out Direct Auto results further by renewal customers and new customers. Actual results for each are measured against a specific matrix of potential growth and profitability outcomes. The results from each matrix are then rolled up to determine a performance score of between 0.0 and 2.0.

Each employee’s annual bonus payment is determined by multiplying his or her paid eligible earnings for the year times a target percentage times the Gainshare score. Our expectation is to produce an average score of 1.0 over any five year period. Our history has been closer to a 1.27 over the life of the program (est. 1995) and has produced a 0.0 once and a 2.0 twice. Our Gainshare score was .71 in 2009 and is 1.65 as of August 2010.

Your target percentage will be set consistent with most of my other direct reports at 100% of your base salary – meaning that if we achieve a 1.0 Gainshare score, your bonus would equal 100% of your salary. If you are employed for an entire calendar year, therefore, your bonus potential could range from 0 to 2 times your base salary. Your first eligible Gainshare year will be 2011. For Gainshare year 2011 only, your Gainshare will be determined using the greater of the actual Gainshare score for the company or 1.0.

Long-term Compensation

Equity ownership is the basis for our long-term compensation component. Each year, restricted stock units are granted to senior leaders in the company, typically in March of the year. This program is made available to approximately 2% of employees. You will participate consistent with my other direct reports, with a combination of time-based and performance-based restricted stock units with an annual aggregate value that is typically around 200% of your base salary on the date of the award.

Annual time-based awards for my direct reports are currently valued at 100% of base salary. These awards are scheduled to vest ratably on the first day of the year, three, four and five years in the future. 2011 awards will vest in January of 2014, 2015 and 2016.

In addition, annual performance-based awards for my direct reports in recent years have generally been valued at 100% of salary, but can range from 75-125%. Each year, we establish performance vesting requirements that are used for all performance-based program participants – approximately forty key individuals most at significantly lower target levels. We currently expect the 2011 award to be based on three year relative outperformance of our peer group. A 2% growth outperformance at or below our 96 combined ratio would result in vesting at target; additional outperformance could increase the value of the award up to twice the target value. If a performance-based award does not vest within the time period specified in the award (which will be December 31, 2015 for the 2011 awards), the award is forfeited.

Total Compensation

Compensation for senior executives is highly dependent on company performance. The Gainshare payment and stock price performance play a significant role. Using a Gainshare target of 100% of base salary and assuming a 1.0 Gainshare score, and a target of 200% for restricted stock units, the annual compensation package would be targeted at a value of four times your base salary or $1.62 million (using $405,000 for 2011). Obviously, the actual value will depend on company performance.

Initial Compensation Considerations

Recognizing that you will forego potential benefits in your current role and equally our desire to have you accept the role of CMO for Progressive, we offer several initial compensation considerations, as follows:

A.	Upon commencement of employment, you will receive an award of 70,000 time-based restricted stock units, with the following vesting schedule:

o	35,000 shares to vest in January 2012; and

o	35,000 shares to vest in January 2013.

This award of restricted stock units has an approximate value of $1,494,500 as of the market close 9/28/2010.

B.	In addition, you will receive a $700,000 signing bonus payable as follows:
o	$250,000 upon commencement of employment

o	$150,000 December 31st

o	$150,000 January 31st

o	$150,000 February 28th

If by your own election you were not to complete the employment period through February 28th 2011, you would be obligated to refund to Progressive all prior payments made under this schedule. Cash payments from this schedule made in 2011 will not be included in Gainshare calculations for the year.

Additional Consideration

You will be eligible to participate in our comprehensive package of employee health and welfare plans, and company matching contributions to a 401(k) plan, on the same terms and conditions as are available to other employees. For executives, this also includes the ability to defer annual Gainshare payments and awards of restricted stock units under our executive deferred compensation plan.

While clearly our expectations are for a long and productive career with Progressive, should you be asked to leave the company other than “for cause” as defined in our executive separation allowance plan, you will be entitled to the same consideration as other members of my direct report group. Under that plan, the severance payment for any individual in that group would be three times current base salary, plus the continuation of certain health benefits for the period and on the terms set forth in the plan. In this regard, and in the nature of full disclosure, you should also note the following:

•	Under our Gainshare plans, an annual Gainshare payment is only earned if you are employed on November 30 of the performance year.

•

Any restricted stock units that you have received but that have not vested prior to your leaving the company’s employment will be forfeited and will not vest. This is true of both time-base and performance-based restricted stock units that may be unvested at that time, with limited exceptions that would not be applicable until you have been employed with the company for a number of years.

•	In recognition of the compensation provided in the early phase of employment any severance payment required before 1/1/2012, would be capped at one times salary.

You should also be aware that the compensation and target levels and other benefits discussed in this letter are based on and are subject to our compensation plans and policies as of today, which I have only summarized in a general way here. Of course, these plans and policies, and how they affect you, may change over time as market conditions change or our thinking about executive compensation evolves. This is consistent with our treatment of our other executives, none of whom has a separate employment agreement with the company at this time.

Based on our prior conversation, we will cover reasonable costs of moving your personal effects from Georgia to Ohio. And, finally, please note that this offer is contingent on successful completion of your background and reference checks and formal approval by the Compensation Committee of the Board of Directors which we would seek after your indicated willingness to accept.

I look forward, as do all of my direct reports, to your joining Progressive and making the next several years of your career one of the best for you personally and for Progressive’s brand and marketing efforts.

Please sign a copy of this agreement, acknowledging the terms outlined and the variances from our filed plans and procedures.

Sincerely,

/s/ Glenn Renwick         9/29/2010

Glenn Renwick

President and Chief Executive Officer

Accepted:

/s/ Jeff Charney         10/02/2010

Jeff Charney